ÆŠO

| SECURITIES AND EXCHANGE COMMISSION |
|---|
| RECEIVED |
| FEB 2 8 2006 |
| BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS |

SECUR 06004904 SION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response...... | 12.00 |

MR 3/14

| SEC FILE NUMBER |
|---|
| 8- 66375 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAIZAN CAPITAL CORP

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2410 CAMINO RAMON, SUITE 175
(No. and Street)

SAN RAMON (City) CA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Highway 278, Suite 105, Covington, Georgia 30014
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 8 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

4/27/06

## OATH OR AFFIRMATION

I, Timothy A. Hogan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kaizan Capital Corp, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STATE: CALIFORNIA
COUNTY: CONTRA COSTA
DATE: 27 FEBRUARY 2006

[signature]
Notary Public

[signature]
Signature

President
Title

FRANK W. GARVIN III
Commission # 1394146
Notary Public - California
Contra Costa County
My Comm. Expires Jan 14, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## KAIZAN CAPITAL CORP

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2005 AND INDEPENDENT
AUDITORS' REPORT



*Wade J Bowden & Company, P.C.*

# KAIZAN CAPITAL CORP

## Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
KAIZAN CAPITAL CORP

We have audited the accompanying statement of financial condition of Kaizan Capital Corp as of December 31, 2005 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaizan Capital Corp as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 17, 2006

3150 HWY 278, SUITE 105
COVINGTON, GEORGIA 30014
PH 770-639-4637
FAX 678-868-1411
WBOWDEN@MINDSPRING.COM

# KAIZAN CAPITAL CORP

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2005**

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS -** | |
| Cash | $ 15,677 |
| **FURNITURE AND EQUIPMENT** | 12,026 |
| Less accumulated depreciation | (3,718) |
| Furniture and equipment - net | 8,308 |
| **COMPUTER SOFTWARE AND LICENSES** | 56,657 |
| Less accumulated amortization | (31,605) |
| Computer software and licenses - net | 25,052 |
| **OTHER ASSETS:** | |
| Organization costs | 780 |
| Less accumulated amortization | (312) |
| Organization costs - net | 468 |
| Deposits | 550 |
| Total other assets | 1,018 |
| TOTAL | $ 50,055 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES -** | |
| Accounts payable and accrued liabilities | $ 4,350 |
| **STOCKHOLDERS' EQUITY:** | |
| Common stock - series A, voting, 7.5 million shares issued and outstanding, par value $.01 | 75,000 |
| Common stock - series B, non voting, 2 million shares issued and outstanding, par value $.01 | 20,000 |
| Additional paid-in capital | 56,142 |
| Deficit | (105,437) |
| Total stockholders' equity | 45,705 |
| TOTAL | $ 50,055 |

See Independent Auditors' Report and
Notes to Financial Statements.

# KAIZAN CAPITAL CORP

## STATEMENTS OF OPERATIONS AND CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| **REVENUE:** | | |
| Service subscriptions | $ | 10,000 |
| Interest | | 10 |
| Total revenue | | 10,010 |
| **EXPENSES:** | | |
| Legal and professional fees | | 22,808 |
| Amortization | | 19,042 |
| Rent | | 11,749 |
| Office supplies | | 2,611 |
| Taxes and licenses | | 2,502 |
| Depreciation | | 2,004 |
| Outside services | | 1,204 |
| Insurance | | 635 |
| Meals and entertainment | | 554 |
| Travel | | 377 |
| Postage and delivery | | 295 |
| Charitable contributions | | 200 |
| Dues and subscriptions | | 125 |
| Bank charges | | 8 |
| Total expenses | | 64,114 |
| **NET LOSS** | | (54,104) |
| **STOCKHOLDERS' EQUITY, JANUARY 1** | | 60,322 |
| **CONTRIBUTIONS TO PAID IN CAPITAL** | | 19,487 |
| **ISSUANCE OF STOCK** | | 20,000 |
| **STOCKHOLDERS' EQUITY, DECEMBER 31** | $ | 45,705 |

# KAIZAN CAPITAL CORP

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2005**

| | | |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net loss | $ | (54,104) |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Depreciation and amortization | | 21,046 |
| Decrease in payables | | (8,048) |
| Net cash used in operating activities | | (41,106) |
| **INVESTING ACTIVITIES:** | | |
| Purchase of furniture and equipment | | (2,026) |
| Purchase of software | | (18,500) |
| Net cash used in investing activities | | (20,526) |
| **FINANCING ACTIVITIES:** | | |
| Proceeds from issuance of common stock | | 20,000 |
| Proceeds from stockholders' additional paid-in capital | | 19,487 |
| Net cash provided by financing activities | | 39,487 |
| **NET DECREASE IN CASH** | | (22,145) |
| **CASH AT BEGINNING OF YEAR** | | 37,822 |
| **CASH AT END OF YEAR** | $ | 15,677 |

See Independent Auditors' Report and
Notes to Financial Statements.

# KAIZAN CAPITAL CORP

NOTES TO FINANCIAL STATEMENTS

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kaizan Capital Corp (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company was formed as a Nevada corporation on November 18, 2003.

Basis of Presentation

The Company's main office is located in San Ramon, California, and has one registered person. The Company's revenue is derived,on a best-efforts basis, from the sale of proprietary software subscriptions to the brokerage industry.

Income Taxes

There are no temporary differences between the accounting methods used for financial statement purposes and tax reporting purposes. There are permanent differences for meals and entertainment. Being a new start up Company, there will be a tax net operating loss carry forward for income tax reporting purposes, but amounts that would be reported as a deferred tax asset are deemed to be both immaterial and misleading to the users of the financial statements. Due to the tax loss, there is no current tax liability.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization is provided on a straight-line basis using estimated useful lives of three to five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(i).

2. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $11,327, which was $6,327 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 38.4%.

3. **RELATED PARTY TRANSACTIONS**

During 2005, the majority shareholder contributed $19,487 which is reflected on the balance sheet as additional paid in capital. These payments are equity contributions, and there is no expectation or requirement for the Company to repay the aforementioned equity contribution.

4. **ISSUANCE OF STOCK**

In August, 2005, the Company issued a total of 2 million shares of series B (non voting, $.01 par value) common stock.

1 million shares of series B (non voting, $.01 par value) was sold, at par value, to family members of the former sole shareholder.

The other 1 million shares of series B (non voting, $.01 par value) was issued to three valued contractors and business advisors in lieu of payment for consulting and advisory services provided to the Company.

# KAIZAN CAPITAL CORP

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### AS OF DECEMBER 31, 2005

| | SCHEDULE 1 |
|---|---|
| **TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL** | $ 45,705 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Nonallowable assets: | |
| Furniture and equipment - net | (8,308) |
| Software - net | (25,052) |
| Organization costs - net | (468) |
| Deposits | (550) |
| **NET CAPITAL** | 11,327 |
| **AGGREGATE INDEBTEDNESS -** | |
| Accounts payable and accrued liabilities | 4,350 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:** | |
| Minimum dollar net capital requirement | 5,000 |
| Excess net capital | 6,327 |
| Excess net capital at 1,000 percent | 10,892 |
| Percentage of aggregate indebtedness to net capital | 38.4% |

There are no audit adjustments and no differences between the FOCUS report filed for the period ending December 31, 2005 and the computation above.